MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

WILLIAM SAVITT

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

SARAH K. EDDY

VICTOR GOLDFELD

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. BONNETT

LAUREN M. KOFKE

ZACHARY S. PODOLSKY

RACHEL B. REISBERG

MARK A. STAGLIANO

CYNTHIA FERNANDEZ LUMERMANN

CHRISTINA C. MA

NOAH B. YAVITZ

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) OF COUNSEL

MICHAEL H. BYOWITZ

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

JB KELLY

MEYER G. KOPLOW

JOSEPH D. LARSON

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

PHILIP MINDLIN

DAVID S. NEILL

HAROLD S. NOVIKOFF

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

ROSEMARY SPAZIANI

ELLIOTT V. STEIN

WARREN R. STERN

LEO E. STRINE, JR.*

PAUL VIZCARRONDO, JR.

PATRICIA A. VLAHAKIS

AMY R. WOLF

MARC WOLINSKY

* ADMITTED IN DELAWARE COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Michael Killoy; Christina Chalk

Re:	Triumph Bancorp, Inc.

Schedule TO-I

Filed November 7, 2022

File No. 005-88643

Dear Mr. Killoy and Ms. Chalk:

On behalf of our client, Triumph Bancorp, Inc. (the “Company”), set forth below are responses to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter dated November 16, 2022 with respect to the Schedule TO-I filed by the Company on November 7, 2022 (File No. 005-88643) (the “Schedule TO”).

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Concurrently with filing this letter, the Company is filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which includes revisions to the Schedule TO in response to the Staff’s comments.

Michael Killoy; Christina Chalk

U.S. Securities and Exchange Commission

November 22, 2022

Schedule TO-I filed November 7, 2022

Cautionary Note on Forward Looking Statements, page 10

1.

We note the disclaimer that you do not undertake any obligation to update any forward looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise the offer to purchase to delete this statement.

Response: The Company acknowledges the Staff’s comment and has deleted the statement.

Conditions of the Tender Offer, page 26

2.

We note the following statement in the last paragraph on page 27 “Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date.” This language suggests that if a condition is “triggered” and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the offeror wishes to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). Also, please note that when an offer condition is triggered by events that occur during the offer period and before expiration of the offer, the offeror should inform holders how it intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please revise the cited language accordingly.

Response: In response to the Staff’s comment, the Company has amended the quoted paragraph to provide that the Company will promptly inform holders of how the Company intends to proceed in response to the triggering of an offer condition.

3.

While the Offer may be conditioned on any number of objective and clearly-described conditions, reserving the right to assert such conditions and by implication terminate the Offer “regardless of the circumstances giving rise to any such conditions” potentially renders the Offer illusory because the action or inaction of the Company or its affiliates could serve as justification for terminating the Offer. To avoid the Offer potentially constituting an illusory offer in contravention of Section 14(e) of the Exchange Act, please revise to remove the implication that the Offer conditions may be triggered by action or inaction of the Company or any of its affiliates.

Response: In response to the Staff’s comment, the Company has amended the first paragraph of the Conditions of the Tender Offer in Section 7 of the Offer to Purchase by inserting the following immediately after the words “regardless of the circumstances giving rise to such event”: “(other than any action or omission to act by us or our affiliates)”.

*                *                 *

Michael Killoy; Christina Chalk

U.S. Securities and Exchange Commission

November 22, 2022

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 403-1396.

Very truly yours,

/s/ Mark F. Veblen

Mark F. Veblen

cc:	Adam D. Nelson, Triumph Bancorp, Inc.